January 12, 2015

VIA EDGAR AND HAND DELIVERY

Jay Mumford

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corindus Vascular Robotics, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 29, 2014 File No. 333-199498

Dear Mr. Mumford:

On behalf of Corindus Vascular Robotics, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail dated January 8, 2015, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Form S-1”) filed with the Commission on December 29, 2014 (“Amendment No. 2”).

The Company is concurrently filing by EDGAR an Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”), which reflects changes made by the Company in response to the comments received from the Staff and certain other updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 3. Defined terms used and not defined herein have the meanings set forth in Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. Please disclose and discuss the decreasing rate of system sales during 2014 reflected in your response to prior comment 3. Also, please discuss why your consumables sales decreased in your most recently reported quarter given that the total number of your systems sold to date apparently has been increasing.

The Company has updated the Form S-1 (p. 32 of Amendment No. 3) to provide the information requested.

Executive Officers and Directors, page 57

2. Please note that prior comment 13 sought disclosure of additional information regarding the status of the agreements. However, we note that you have instead deleted disclosure. If a person was selected as a director pursuant to a then existing arrangement or understanding, you should disclose that information as required by Regulation S-K Item 401.

The Company has updated the Form S-1 (p. 57 of Amendment No. 3) to provide the information requested.

3. We note your response to prior comment 14; however, if an individual is a vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), that person is an executive officer as defined in Rule 405. Please revise your response or disclosure as appropriate.

As indicated in the previous response letter, the Company’s Board of Directors, in the exercise of its business judgment, has determined that only Mr. Handler, the Company’s Chief Executive Officer, and Mr. Long, the Company’s Chief Financial Officer, are the Company’s “executive officers.” Neither Mr. Chiminski nor Mr. Wenderow meet the definition of “executive officer” since neither individual is in charge of a principal business unit, division or function, and do not perform policy making functions for the Company.

Executive Compensation, page 63

4. Please update the disclosure required by Regulation S-K Item 402 to include information for the year ended December 31, 2014. For additional guidance, see the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation 217.11 available on the Commission’s website.

The Company has updated the Form S-1 (pp. 62 - 65 of Amendment No. 3) to provide the information requested.

Certain Relationships and Related party Transactions, page 70

5. We note the date in the first sentence of this section. Please ensure that your disclosure is current and also includes the historic information for the period addressed in Instruction 1 to Regulation S-K Item 404 or Instruction 2 to Item 404(d), as applicable.

The Company has updated the Certain Relationships and Related Party Transactions section of the Form S-1 (p. 70 of Amendment No. 3) to cover the year ended December 31, 2014 and update related party disclosures accordingly.

Where you can find additional information, page 83

6. Please tell us how and when you intend to address the disclosure that you identify as “incorrect” in your response to prior comment 23.

The Company intends to file Form 10-K/As to correct the disclosure on the facing page of the Company’s Form 10-K for the fiscal year ended March 31, 2014 and March 31, 2013, which erroneously indicated that the Company had common stock registered under Section 12(g) of the Exchange Act.

* * * * *

The Company acknowledges:

•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Staff’s comments.

Please contact me at 650.815.7438 if you have any questions or require any additional information in connection with this letter or Amendment No. 3 filed today.

Sincerely,

Mark J. Mihanovic

cc:	David M. Handler, Chief Executive Officer and President
David W. Long, Chief Financial Officer, Sr., Vice President, Treasurer and Secretary